21002297

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MAR 02 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wintrust Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 South LaSalle Street, 13th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Smyth (312-431-6591)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Smyth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wintrust Investments LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

DOREEN C. PACURA
Notary Public, State of Ohio
My Commission Expires
August 4, 2025

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Wintrust Investments, LLC
With Report of Independent
Registered Public Accounting Firm

WINTRUST
WEALTH MANAGEMENT

Wintrust Investments, LLC

Statement of Financial Condition

December 31, 2020

Contents

EY
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Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Wintrust Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wintrust Investments, LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2002.

February 26, 2021

Wintrust Investments, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	20,471,678
Deposits with clearing organizations and clearing broker		262,881
Receivables from:		
Clearing broker		18,763,250
Affiliates		4,337,051
Other		1,162,456
Securities owned		676,363
Company-owned life insurance		15,398,170
Fixed assets, at cost (net of accumulated depreciation and amortization of $2,376,107)		214,869
Goodwill		7,960,483
Deferred tax asset, net		1,875,662
Other assets		1,062,116
Total assets	**$**	**72,184,979**
Liabilities and member's equity		
Liabilities:		
Nonqualified deferred compensation plan – plan liabilities	$	12,259,356
Accrued compensation and benefits		5,564,195
Deferred consideration from clearing broker		2,100,000
Payable to affiliates		724,608
Accounts payable, accrued expenses, and other liabilities		520,587
Total liabilities		21,168,746
Member's equity		51,016,233
Total liabilities and member's equity	**$**	**72,184,979**

See notes to statement of financial condition.

Wintrust Investments, LLC

Notes to Statement of Financial Condition

December 31, 2020

1. Organization

Wintrust Investments, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company, a financial services firm headquartered in Chicago, Illinois, is a wholly owned subsidiary of Wintrust Bank N.A. ("Wintrust Bank" or "the Member"), a nationally-chartered bank that is also a member of the Federal Reserve. Wintrust Bank is a wholly owned subsidiary of Wintrust Financial Corporation ("Wintrust" or "the Parent").

The Company clears its securities transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC, a subsidiary of Wells Fargo Advisors.

The Company currently operates in one reportable business segment which represent principally all of the Company's capital markets activities.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus ("COVID-19"), a global pandemic, which has resulted in significant disruption and uncertainty in the global economic markets. Given the amount of uncertainty regarding the scope and duration of the COVID-19 pandemic, the Company is unable to predict the precise impact the COVID-19 pandemic will have on the Company's statement of financial condition.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, the Company measures, monitors and discloses certain assets and liabilities on a fair value basis. These financial assets and financial liabilities are measured at fair

value in three levels based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value. These levels are:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the above valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the assets or liabilities.

Financial Instruments

Fair values for securities owned are based on quoted prices when available. When quoted prices are not readily available, fair values are typically based on prices obtained from independent pricing vendors. Securities measured with these valuation techniques are generally classified as Level 2 within the fair value hierarchy. Typically, standard inputs such as benchmark yields, reported trades for similar securities, issuer spreads, benchmark securities, bids, offers, and reference data, including market research publications, are used to fair value a security. When these inputs are not available, broker-dealer quotes may be obtained by the vendor to determine the fair value of the security. The Company reviews the vendor's pricing methodologies to determine if observable market information is being used, versus unobservable inputs. Fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal valuation techniques where the unobservable inputs are significant to the overall fair value measurement. At December 31, 2020, the Company owned no Level 3 securities.

Other financial instruments are recorded by the Company at contract amounts and include receivables from clearing brokers and affiliates. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Company-Owned Life Insurance

Company-owned life insurance (COLI) policies, are carried at cash surrender value.

2. Summary of Significant Accounting Polices (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets ranging from two to seven years, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

ASC Topic 350, *Intangibles - Goodwill and Other*, addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. In accordance with accounting standards, goodwill is not amortized, but rather is tested for impairment. The Company assesses its goodwill for impairment on at least an annual basis and considers potential indicators of impairment at each reporting date between annual goodwill impairment tests.

At October 1, 2020, the Company utilized a quantitative approach for its annual goodwill impairment test and determined that no impairment existed at that time. As of December 31, 2020, the Company identified no indicators of goodwill impairment.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis. Wintrust is the paying agent for the group. The Company pays its current year separate return tax liability to Wintrust and Wintrust submits the consolidated liability to the taxing authorities.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an income tax benefit or income tax expense in the period that includes the enactment date.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. In accordance with ASC Topic 740, *Income Taxes*, uncertain tax positions are initially recognized in the statement of financial condition when it is more likely than not the positions will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Cash and cash equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $19,441,429 are included in cash and cash equivalents on the statement of financial condition and are valued at reported net asset value.

2. Summary of Significant Accounting Policies (continued)

Deferred consideration from clearing broker

In 2018, the Company executed a new fully disclosed clearing agreement with Wells Fargo Clearing Services, LLC. The agreement is for 5 years, effective July 1, 2018 through July 1, 2023. In connection with the clearing agreement, Wells Fargo Clearing Services, LLC provided the Company with a contract incentive. In accordance with ASC Topic 705, *Cost of Sales and Services*, the Company accounts for this consideration as a reduction of the purchase price of the services provided by Wells Fargo Clearing Services, LLC. As of December 31, 2020 the unamortized portion of this deferred consideration is $2,100,000 and is included in deferred consideration from clearing broker within the statement of financial condition.

Recent Accounting Pronouncements

Allowance for Credit Losses

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," to replace the incurred loss methodology for recognizing credit losses, which delays recognition until it is probable a loss has been incurred, with a methodology that reflects an estimate of all expected credit losses and considers additional reasonable and supportable forecasted information when determining lifetime credit loss estimates. This impacts the calculation of an allowance for credit losses for all financial assets measured under the amortized cost basis.

The FASB continued to issue various updates to clarify and improve specific areas of ASU No. 2016-13. In November 2018, the FASB issued ASU No. 2018-19, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses," to clarify the implementation guidance within ASU No. 2016-13 surrounding narrow aspects of Topic 326. In May 2019, FASB issued ASU No. 2019-05, "Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief," allowing for the irrevocable election of the fair value option for certain financials assets, on an instrument-by-instrument basis, within the scope previously measured at amortized cost basis. In November 2019, the FASB issued ASU No. 2019-11, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses," to clarify and improve implementation guidance on certain aspects of Topic 326, including financial assets secured by collateral maintenance provisions and disclosure relief for accrued interest receivable balances. In February 2020, the FASB issued ASU No. 2020-02, Financial Instruments - Credit Losses (Topic 326) and Leases (Topic 842), Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842)," which adds and amends SEC Staff Guidance paragraphs within these Topics in the Codification to reflect the issuance of SEC Staff Accounting Bulletin (SAB) No. 119, which includes the SEC's general statement on measuring current expected credit losses, and information on developing, reporting, and validating a systematic methodology.

The Company adopted ASU No. 2016-13 and all subsequent updates issued to clarify and improve specific areas of this ASU as of January 1, 2020. The impact of ASU No. 2016-13 (and all subsequent updates issued to clarify and improve specific areas of this ASU) was insignificant for the Company at January 1, 2020. As noted above, certain accounting policy elections are available under the new rules.

2. Summary of Significant Accounting Policies (continued)

The Company utilized the following approach to such elections:

- The Company elected to not measure an allowance for credit losses on accrued interest as such accrued interest is written off in a timely manner when deemed uncollectible. Any such write-off of accrued interest will reverse previously recognized interest income.

- The Company elected to not include accrued interest within presentation and disclosures of the carrying amount of financial assets held at amortized cost. This election is applicable to the various disclosures included within the Company's statement of financial condition.

- The Company did not elect the fair value option for any financial assets currently measured at amortized cost.

- The Company elected the collateral maintenance practical expedient and applied this approach to brokerage customer receivables, requiring margin accounts to be monitored continuously and replenished when collateral is less than required levels, in accordance with established requirements. The Company measures expected credit losses if the carrying balance of such receivable exceeds the current margin balance.

3. Receivables From Clearing Broker

Receivables from the clearing broker include unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivables from the clearing broker on the statement of financial condition is a deposit in the amount of $17,435,678 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Fair Value of Financial Instruments

The following table presents the balances of financial instruments measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$ 19,441,429	$ —	$ —	$ 19,441,429
Securities owned:				
State and municipal government obligations	—	670,630	—	670,630
Other	—	5,733	—	5,733
Subtotal - securities	—	676,363	—	676,363
Total assets at fair value	$ 19,441,429	$ 676,363	$ —	$ 20,117,792

There were no transfers between levels during the year.

5. Fixed Assets, at Cost, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following at December 31, 2020:

Computer equipment and hardware	$ 588,911
Furniture and fixtures	1,917,643
Leasehold improvements	8,422
Construction in progress non-facility	76,000
Total	2,590,976
Less accumulated depreciation and amortization	(2,376,107)
	$ 214,869

6. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plans

Wintrust sponsors a defined contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 70% of each dollar of participant contributions up to a maximum matching contribution of $5,000 annually. Total contributions made by the Company during the year were $626,194.

Deferred Compensation

The Company sponsors a deferred compensation plan which no longer allows for contributions of compensation by eligible employees. Although not required to do so, the Company has chosen to fund its obligation under this deferred compensation plan by investing in COLI. The balances in COLI are subject to the claims of general creditors of the Company and totaled $15,398,170 and is presented as company-owned life insurance within the statement of financial condition. The related liability totaled $12,259,356 and is presented as nonqualified deferred compensation plan - plan liabilities within the statement of financial condition at December 31, 2020.

7. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax assets as of December 31, 2020, are as follows:

Assets	$ 4,131,782
Liabilities	2,256,120
Net deferred tax assets	$ 1,875,662

7. Income Taxes (continued)

Net deferred tax assets consist principally of net temporary differences related to various compensation plans, premises, and goodwill.

The Company had no unrecognized tax benefits at January 1, 2020, did not have any new unrecognized tax benefits arise during the year, and does not have any tax positions for which unrecognized tax benefits must be recorded at December 31, 2020. In addition, for the year ended December 31, 2020, the Company has no interest or penalties relating to income tax positions recognized in the statement of financial condition. If the Company were to record interest or penalties associated with uncertain tax positions or as the result of an audit by a tax jurisdiction, the interest or penalties would be included in income tax expense. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

Wintrust is subject to U.S. federal income tax as well as income tax in numerous state jurisdictions. In the ordinary course of business, its income tax returns are routinely subject to audit by the taxing authorities of these jurisdictions. Currently, the Company's federal income tax returns are open and subject to audit for the 2017 tax year forward, and in general, the Company's state income tax returns from the 2017 tax return forward are open and subject to audit, subject to individual state statutes of limitations.

As of December 31, 2020, the Company had a payable of $677,084 to Wintrust for federal and state income taxes which is included in payable to affiliates on the statement of financial condition.

8. Related-Party Transactions

The Company has a line of credit available in the amount of $10,000,000 with an affiliate that matures on April 30, 2021. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2020, there was no outstanding balance and the line of credit was not drawn on during the year.

Receivables from affiliates includes amounts due from Great Lakes Advisors (GLA), The Chicago Trust Company (TCTC) and Chicago Deferred Exchange Company (CDEC). These receivables represent reimbursement due to the Company for amounts incurred for office space and services on behalf of these affiliates.

Also included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized using the straight-line method over the terms of the loans, which generally range from four to ten years.

8. Related-Party Transactions (continued)

The following related-party transactions were included in the statement of financial condition as of December 31, 2020:

Statement of financial condition	
Receivables from affiliates:	
Loans and accrued interest due from employees	$ 4,323,172
Due from GLA	13,879
Total receivables from affiliates	$ 4,337,051
Payables to affiliates:	
Due to Wintrust	$ 724,608
Total payables to affiliates	$ 724,608

9. Lease Commitments, Contingencies, and Guarantees

Lease Commitments

In 2019, the Company entered into a lease agreement for office space with a term extending beyond 12 months. As a result, as of December 31, 2020, a separate lease liability of $266,116 and right-of-use asset of $264,326 were recognized. The separate lease liability and right-of-use asset are included within accounts payable, accrued expenses, and other liabilities and other assets, respectively, within the Company's statement of financial condition. The underlying agreement of the leasing arrangement requires fixed payments on a monthly basis. These fixed payments are included as consideration when measuring the separate lease liability and right-of-use asset noted above. Additionally, underlying agreements often have an initial period of use followed by certain extension periods. The Company considers such extensions for purposes of lease classification and the measurement of the separate lease liability and right-of-use asset. If the Company is reasonably certain to elect to extend the leasing arrangement, the lease term would include these periods for the purposes noted above. As a lessee, the Company cannot readily determine the rate implicit in the lease. As a result, the Company uses its incremental borrowing rate when measuring the separate lease liability and right-of-use asset. The Company estimated the incremental borrowing rate as the rate of interest that would be paid to borrow on a collateralized basis over a similar term in a similar economic environment.

9. Lease Commitments, Contingencies, and Guarantees (continued)

The following table presents the maturities of lease liability as of December 31, 2020:

Year	Operating Leases
2021	$ 69,090
2022	70,472
2023	71,881
2024	73,319
2025 and thereafter	—
Total lease payments	$ 284,762
Impact of measuring the lease liability on a discounted basis	(18,646)
Total lease liability	$ 266,116

The table below details other information related to the Company's operating leases.

Cash paid for amounts included in the measurement of operating lease liabilities	$ 69,090
Right-of-use asset obtained in exchange for new operating lease liabilities	$ —
Weighted average remaining lease term - operating leases	4.0 years
Weighted average discount rate - operating leases	3.46 %

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

Guarantees

The Company applies the provisions of ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2020, the total amount of customer balances with margin extended by its clearing broker and subject to such indemnification was $16,753,743. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted by customers; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

10. Regulatory Requirements

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-1) under the Securities Exchange Act of 1934. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $18,418,491, which was $17,007,241 in excess of its required minimum net capital. During the year the Company received approval from the SEC to use the basic method for computation of the minimum net capital requirement, whereby the Company maintains minimum net capital in the fixed amount of $250,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2020, the company was required to maintain minimum net capital of $1,411,250, as defined, and aggregate indebtedness was 114.9% of net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

11. Subsequent Events

Management has evaluated the impact of subsequent events through February 26, 2021, the date the statement of financial condition was available to be issued. No subsequent events were required to be recognized or disclosed in the statement of financial condition.